UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Altmore BDC, Inc.

Address of Principal Business Office:	7950 Jones Branch Drive, 8th Floor North
McLean, Virginia 22102

Telephone Number:	(703) 861-3964

Name and Address of Agent for	Hyung-Jin Patrick Kim
Service of Process:	7950 Jones Branch Drive, 8th Floor North
McLean, Virginia 22102

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Tysons, and the state of Virginia on the 12th day of November, 2021.

Altmore BDC, Inc.

/s/ Hyung-Jin Patrick Kim
Name: Hyung-Jin Patrick Kim
Title: President

Attest:	/s/ Jonathan Francis Ganter
Name: Jonathan Francis Ganter
Title: Secretary